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January 14, 2000


Board of Directors
DynamicWeb Enterprises, Inc.
271 Rt 46 West
Building F
Fairfield NJ 07004


Ladies and Gentlemen:

DynamicWeb Enterprises, Inc., a New Jersey company ("Dweb"), and eB2B Commerce, Inc. ("eCom"), a Delaware company, have entered into an agreement and plan of merger (the "Agreement") providing for the merger (the "Merger") of eCom into Dweb. The Merger is expected to take place on or around April 15, 2000. Capitalized terms used herein without definition have the meanings set forth in the Agreement.

In accordance with the Agreement, the proposed Merger will be accomplished by:

     Common Stock Conversion. At the Effective Time, each outstanding share of eCom Common Stock shall be converted into the right to receive a number of shares of Dweb Common Stock equal to one share of eCom Common Stock multiplied by the Exchange Ratio.

     The Exchange Ratio means the ratio determined by calculating a fraction, the numerator of which shall be equal to the sum of (i) 25,000,000, plus
     (ii) 5 multiplied by (A) the number of shares of Existing Common Stock (and Existing Preferred Stock, and warrants, options and other securities convertible into Existing Common Stock, all on an as-converted, fully diluted basis) outstanding immediately prior to the Effective Time, minus
     (B) 5,000,000, and the denominator of which shall be the number of shares of eCom Common Stock (and eCom Preferred Stock and eCom Options and other securities convertible into eCom Common Stock, all on an as-converted, fully diluted basis) outstanding immediately prior to the Effective Time.

     In addition, to the extent eCom raises capital in excess of $15 million (which it did of approximately $18 million, for a total of approximately $33 million) through its financing represented by a private placement memorandum dated November 1, 1999 and subsequently amended and updated, each such additional share of eCom Common Stock (on an as-converted, fully diluted basis) will be converted into the right to receive a number of shares of Dweb Common Stock equal to one share of eCom Common Stock multiplied by the Exchange Ratio.

     Preferred Stock and Other Securities Conversion. At the Effective Time, each share of eCom Preferred Stock, and each eCom Option and other security convertible into eCom Common Stock outstanding immediately prior to the Effective Time, shall be converted into the right to receive, respectively, shares of Dweb Preferred Stock, Company Options or other securities convertible into Dweb Common Stock, as the case may be. The number of shares of Dweb Common Stock issuable upon exercise or conversion of each share of such Dweb Preferred Stock, and each Dweb Option or other security convertible into Dweb Common Stock shall be calculated by multiplying (i) the number of shares of eCom Common Stock into which each share of such eCom Preferred Stock, each eCom Option or other





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     security convertible into eCom Common Stock is exercisable or convertible by (ii) the Exchange Ratio. The exercise or conversion price of each share of such Dweb Preferred Stock, each Dweb Option or other security convertible into Dweb Common Stock shall be calculated by dividing (i) the exercise or conversion price of each share of such eCom Preferred Stock, each eCom Option or other security convertible into eCom Common Stock by
     (ii) the Exchange Ratio.

You have asked us whether or not, in our opinion, the proposed Merger through the exchange of shares as described above, is fair, from a financial point of view, to your shareholders.

In arriving at the opinion set forth below, we have among other things:

1.   Reviewed the Agreement;

2. Reviewed Dweb's recent SEC filings including its most recently available Annual Report on Form 10-KSB and certain Quarterly Reports on Forms 10-Q;

3. Reviewed Dweb's internal business and financial analyses prepared by Dweb's management;

4. Reviewed eCom's private placement memorandum dated November 1, 1999 including subsequent amendments and updates to the memorandum; recent financial results; and certain internal financial analyses and business forecasts prepared by eCom's management;

5. Visited the corporate headquarters of both Dweb and eCom and conducted meetings with members of management of Dweb and of eCom to discuss their businesses and business prospects;

6. Performed a variety of financial and comparative analyses, including, but not limited to:

          i) Evaluation of certain financial information and ratios of publicly-traded companies similar to Dweb;

          ii) Evaluation of certain financial information and ratios of publicly-traded companies similar to eCom;

          iii) Evaluation of the financial terms of the proposed Merger;

          iv) Comparison of the financial terms of the proposed Merger with certain other mergers, acquisitions and business combination transactions we deemed to be relevant; and

          v) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

Due to the significant reorganization of the business of Dweb and eCom and uncertain nature of long-term consolidated, pro forma projections anticipated to result from the Merger, we did not perform a discounted cash flow analysis to arrive at our opinion.

In preparing our opinion, we have relied upon and assumed without independent verification, the accuracy and completeness of all publicly available financial information and all financial information furnished or otherwise communicated to us by Dweb and by eCom. We have not made any appraisal of the assets of Dweb or eCom, nor have we evaluated any other business combinations or acquisitions contemplated by either Dweb or eCom, nor have we expressed any opinion as to what the value of Dweb will be after the Merger is consummated or the




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price at any time at which the common stock of Dweb will trade after the Merger.
Our opinion does not address the underlying business decision to enter into the Merger.

It is understood that this letter may not be disclosed or otherwise referred to without our prior consent, except as may otherwise be required by law or by a court of competent jurisdiction; provided, however, that we hereby consent to the inclusion of this opinion in any registration statement or proxy statement used in connection with the Merger so long as the opinion is included in its entirety in such registration statement or proxy statement.

On the basis of, and subject to the foregoing, we are of the opinion that the proposed exchange of shares contemplated by the Merger is fair to Dweb's shareholders, from a financial point of view.


Sincerely,

Auerbach, Pollak & Richardson, Inc.



DRAFT

Michael P. Considine
Executive Vice President